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                                                                  EXHIBIT 20.1

                                                                [LOGO]
NEWS from                                   Healthsource [registered trademark]
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               Two College Park Drive  /  Hooksett, NH 03106  /  (603) 268-7000

For further information at Healthsource, Inc.

Thomas Congoran
Chief Financial Officer

Tracey Turner
Shareholder Relations
(603) 268-7000

                HEALTHSOURCE, INC. COMPLETES PRIVATE PLACEMENT
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HOOKSETT, NH, MARCH 11, 1996 -- HEALTHSOURCE, INC. (NYSE: HS), a leading owner of managed health care companies announced today that it had completed the sale of $247.25 million principal amount of its 5% Convertible Subordinated Notes Due 2003. The proceeds of the sale were used to redeem its outstanding $100 million Preferred Stock and the balance to repay existing bank debt.

        The securities have not been registered under the Securities Act of 1933 and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The notes were sold only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements provided by Rule 144A, and outside the United States to certain persons in reliance on Regulation S under the Securities Act.

        This press release shall not constitute an offer to sell or the solicitation of any offer to buy the notes.

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